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                       ALTAVISTA INTERNET SOFTWARE, INC.
                                 30 PORTER ROAD
                         LITTLETON, MASSACHUSETTS 01460



                                October 14, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Rani Doyle

    Re: AltaVista Internet Software, Inc. Registration Statement on Form S-1
        File No. 333-10881

Ladies and Gentleman:

    Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, AltaVista Internet Software, Inc. (the "Company")hereby requests that its Registration Statement referred to above relating to the underwritten public offering of shares of its common stock, $.01 par value per share, be withdrawn, effective immediately.

    The Company's parent company, Digital Equipment Corporation (the "Parent"), has announced that the Company's business is being integrated into the Parent's Products Division in support of the Parent's internet business solutions focus. Accordingly, the Company wishes to withdraw the Registration Statement.

                                ALTAVISTA INTERNET SOFTWARE, INC.


                                By: /s/  Gail S. Mann
                                   ------------------
                                   Name: Gail S. Mann
                                   Title: Secretary